17 STATE STREET, SUITE 2550
NEW YORK, NY 10004

September 15, 2015

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: William Demarest
          Daniel L. Gordon

Re:	6D Global Technologies, Inc. Forms 10-K and 10-K/A for the Year Ended December 31, 2014 Filed March 30, 2015 and March 31, 2015, respectively File No. 1-35002

Ladies and Gentlemen:

This letter sets forth the responses of 6D Global Technologies, Inc. (the “Company”) to the comment letter dated September 4, 2015 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff's review of the Company's Forms 10-K and 10-K/A for the year ended December 31, 2014.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Forms 10-K and 10-K/A.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2014 and 2013

Revenues, page 18

1.
We note that your revenues increased by 22% due to an increase in services and contracts with both new and existing customers. In future filings, to the extent such growth continues to be significant, please quantify how much of the increase is from new customers and how much is from existing. Consider also discussing the percentage of your revenues that relates to each of your major services.

The Company advises the Staff that in future filings it will discuss and quantify how much of the significant increase in growth is from new customers and existing customers, and will consider  also discussing the percentage of revenues that relates to each of our major services.  This information will be disclosed In Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The following paragraph is an illustration of the Company’s proposed disclosure in future filings (using data for the fiscal years ended December 31, 2014 and December 31, 2013).

“Our revenue increased by approximately 22% to $11,797,813 during the year ended December 31, 2014, from $9,640,286 during the year ended December 31, 2013.  Revenues generated by two major segments of our business, CMS and IT Staffing, were 58% and 42% respectively.  The increase in revenue was primarily due to an increase in the number of professional service projects and contracts that we had with our current clients (revenue increase of 10%) as well as with newly added clients (revenue increase of 12%).  We continue to expand our services being offered and our sales and marketing efforts continue to lend to our ability to win more business.  The relevance of our service offerings in today’s market as well as our focus on growth continues to drive increases in our client base and sales results.”

Note 12 – Concentrations and Credit Risks, page F-19

2.
We note that in 2014 and 2013 you had two and one significant customer, respectively, that accounted for more than 10% of total revenues. Please revise your disclosure in future filings to comply with ASC 280-10-50-42, which requires the disclosure of the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues.

The Company advises the Staff that in future filings it will comply with the requirements of FASB ASC paragraph 280-10-50-42 and, as applicable, will include such disclosures in footnote disclosures regarding Concentrations and Credit Risks.  The following paragraph is an illustration of the Company’s proposed disclosure in future filings (using data for the fiscal years ended December 31, 2014 and December 31, 2013).

“For the year ended December 31, 2014 the Company had two significant customers that accounted for more than 10% of the Company’s total revenues: one company generated $1,570,278 in revenues for services provided in the CMS business segment and the second customer generated $1,299,952 in revenues for services provided in the IT Staffing segment.  For the year ended December 31, 2013, the Company had one significant customer generating $1,329,248 in revenues from the CMS business segment that accounted for more than 10% of the Company’s total revenues.  The Company’s sales to its top five customers accounted for approximately 52% and 41% of revenues during the years ended December 31, 2014 and 2013, respectively.  During the year ended December 31, 2014, the Company had one foreign customer accounting for just under 9% of its revenues.  During the year ended December 31, 2013, the Company had no foreign customers.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (646) 887-3940.

Very truly yours,
6D Global Technologies, Inc. By: /s/ Mark Szynkowski Name: Mark Szynkowski Title: Chief Financial Officer

cc:	Robert S. Matlin, Esq. Jonathan M. Barron, Esq.